UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For July 16, 2012

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

July 13, 2012.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Ref. Transportadora de Gas del Sur S.A. (“TGS”)

Dear Sirs,

The purpose hereof is to inform you -pursuant to the requirements of the regulations under the United States Securities and Exchange Act- that in the proceedings entitled  “Transportadora de Gas del Sur S.A. c/ Resolución I 1991/11, I-1982/11 ENARGAS (expte 14.215/08) s/ proceso de conocimiento” under the Federal Administrative Trial Court of the City of Buenos Aires (Juzgado Nacional de Primera Instancia en lo contencioso Administrativo Federal N° 1, Secretaría N° 1), a preliminary injunction was granted in favor of TGS, whereby the Court ordered The Executive Branch (Energy Bureau), the National Gas Regulatory Body (ENARGAS) and Nación Fideicomisos S.A. to abstain from collecting or issuing any invoices to TGS on account of the tariff charge for amounts higher than those set prior to the resolutions that were suspended, until final judgment  is rendered in said proceedings.

This Court decision relieves TGS provisionally of the obligation to comply with the tariff charge increase pursuant to Executive Decree no. 2067/08, and as set forth in ENARGAS Resolutions no. I-1991 and I-1982.

Sincerely,

Adrián Hubert

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: July 16, 2012